Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated June 18, 2015 to Prospectus dated April 20, 2015

Registration Nos. 333-203535 and 333-203535-01

FINAL TERM SHEET

$500,000,000 3.950% Notes due 2022

Dated: June 18, 2015

Issuer:	Digital Realty Trust, L.P.

Guarantor:	Digital Realty Trust, Inc.

Offering Format:	SEC registered

Size:	$500,000,000 aggregate principal amount

Maturity:	July 1, 2022

Coupon (Interest Rate):	3.950%

Yield to Maturity:	4.076%

Spread to Benchmark Treasury:	+200 basis points

Benchmark Treasury:	1.875% due May 31, 2022

Benchmark Treasury Price and Yield:	98-22+/2.076%

Interest Payment Dates:	January 1 and July 1, commencing January 1, 2016

Price to Public:	99.236%

Redemption Provisions:	At any time up to, but not including, May 1, 2022 (two months prior to the maturity date), at a make-whole redemption price based on U.S. Treasury + 30 basis points. At any time on or after May 1, 2022 (two months prior to the maturity date), at par, plus accrued and unpaid interest up to, but not including, the redemption date.

Trade Date:	June 18, 2015

Settlement Date:	June 23, 2015 (T+3)

CUSIP/ISIN:	25389J AL0 / US25389JAL08

Anticipated Ratings*:	Baa2 by Moody’s Investors Service, Inc., BBB by Standard & Poor’s Ratings Services and BBB by Fitch Ratings

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC U.S. Bancorp Investments, Inc.

Co-Managers:	SMBC Nikko Securities America, Inc. SunTrust Robinson Humphrey, Inc. Mitsubishi UFJ Securities (USA), Inc. Scotia Capital (USA) Inc.

Additional Underwriter Relationships:

In addition to the underwriters’ relationships with the Issuer and the Guarantor described in the preliminary prospectus supplement in the section titled “Underwriting (Conflicts of Interest)”:

Affiliates of RBC Capital Markets, LLC., U.S. Bancorp Investments, Inc., SMBC Nikko Securities America, Inc., SunTrust Robinson Humphrey, Inc., Mitsubishi UFJ Securities (USA), Inc. and Scotia Capital (USA) Inc. are lenders, affiliates of RBC Capital Markets, LLC, U.S. Bancorp Investments, Inc. and SMBC Nikko Securities America, Inc. are co-documentation agents, and affiliates of SunTrust Robinson Humphrey, Inc., Mitsubishi UFJ Securities (USA), Inc. and Scotia Capital (USA) Inc. are senior managing agents under the Issuer’s global revolving credit facility. Pending the allocation of the net proceeds of the notes to Eligible Green Projects (as defined in the preliminary prospectus supplement relating to the notes), the Issuer will use the net proceeds from the offering to repay borrowings under that facility, which proceeds would be received by such affiliates of the underwriters.

Affiliates of RBC Capital Markets, LLC, U.S. Bancorp Investments, Inc., SMBC Nikko Securities America, Inc., SunTrust Robinson Humphrey, Inc., Scotia Capital (USA) Inc. and Mitsubishi UFJ Securities (USA), Inc. are lenders, affiliates of RBC Capital Markets, LLC, U.S. Bancorp Investments, Inc. and SMBC Nikko Securities America, Inc. are co-documentation agents, and affiliates of SunTrust Robinson Humphrey, Inc., Mitsubishi UFJ Securities (USA), Inc. and Scotia Capital (USA) Inc. are senior managing agents under the Issuer’s term loan facility.

*  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the final prospectus supplement and prospectus relating to these securities may be obtained, when available, by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, New York, NY 10038 (telephone: 1-800-294-1322 or email: dg.prospectus_requests@baml.com), Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013 (telephone: 1-800-831-9146) or J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179 (collect 1-212-834-4533).